8 AUGUST 2023 Q1 FY24 Management Presentation

Page 2 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. All amounts are in US Dollars, unless otherwise noted CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Page 3 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S AGENDA • Strategy and Operations Update • Q1 FY24 Financial Results • Outlook and Guidance • Q&A Aaron Erter CEO Jason Miele CFO

Strategy and Operations Update 8 AUGUST 2023

JAMES HARDIE Q1 FY24 RESULTS

CEO OPERATIONS UPDATE: MANAGING DECISIVELY TO DELIVER DIFFERENTIATED RESULTS

Managed Decisively…

- Continue Strong Execution of Our Strategy
- Drive Profitable Volume Share Gain
- Effectively Balance Our Manufacturing Network
- Manage SG&A for Current Market Environment
- Continue to Invest in Profitable Growth

…Delivered Differentiated Results

- Global Adjusted Net Income of US$174.5 Million up 13% vs pcp
- Record North America EBIT of US$217.6 Million at record 31.3% EBIT Margin
- North America Volume 5% ahead of top end of guidance and EBIT Margin in line with volume sensitivity
- Operating Cash Flow of US$252.3 Million

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Page 6 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S Strategic Initiatives 1 Profitably grow and take share where we have the right to win 2 Bring our customers high valued, differentiated solutions 3 Connect and influence all the participants in the customer value chain Enabled by Customer Integration Innovative Solutions Brand of Choice Global Capacity Expansion Homeowner Focused, Customer and Contractor Driven™ Supported by our Foundational Imperatives Our People GLOBAL STRATEGIC FRAMEWORK ESGZero Harm Hardie Operating System

JAMES HARDIE Q1 FY24 RESULTS

1. Profitably Grow and Take Share Where We Have The Right to Win

8 Geographic Regions


Tacoma – 1998
Tacoma 2 – 2018
PNW
Mountain
Midwest & Northeast
Peru – 2000
Peru Trim – 2004
Reno – 2004
Pulaski – 2005
Carolinas
Fontana – 1989
Southwest
Prattville – 2021
Cleburne – 1997
South Central
Waxahachie – 2001
Mid South
South East
Summerville – 2002
Plant City – 1994
Manufacturing location

Market Segments

- Repair & Remodel
- Single Family New Construction
- Multi-Family New Construction

2. Bring Our Customers High Valued, Differentiated Solutions

Product Solutions


Magnolia Home *by James Hardie*


Hardie™ *Architectural Collection*


Hardie® Plank *Lap Siding*


Hardie® Shingle *Siding*

Hardie® Panel *Vertical Siding*


Hardie® Trim *Boards*


Hardie® Soffit *Panels*


Aspyre® *by James Hardie*


Cemplank® *Lap Siding*

Value Proposition

- Exterior Design
- Trusted Brand
- Superior Durability
- Unrivaled Business Support
- Low-Maintenance
- Localized Manufacturing

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JAMES HARDIE Q1 FY24 RESULTS

3. CONNECT AND INFLUENCE ALL THE PARTICIPANTS IN THE CUSTOMER VALUE CHAIN

Homeowner Focused, Customer and Contractor Driven™



Customer



Builder/Contractor



Homeowners

Brand of Choice

Sponsorships

MAGNOLIA NETWORK


HGTV
DREAM HOME
2023

Cause Marketing

Habitat for Humanity®


Hardie
HONORS

Homeowner Marketing


Retail



Trade Marketing




CONTRACTOR
ALLIANCE
JamesHardie

Local Marketing

CUBS

Texas Tough

FLORIDA STRONG

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Page 9 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S - 100 200 300 400 500 600 700 800 900 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 Ad ju st ed E B IT - U S$ M ill io ns 15 16 17 18 19 20 21 22 23 24 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 % o f H om es TAKING SHARE PROFITABLY OVER THE LONG-TERM 1. US Census (completed homes). North America Adjusted EBIT Margin US$ Millions Fiber Cement Share of Primary Cladding of Single Family New Construction1 Proven Track Record of Long-Term Profitable Share Gain 16% Est. Share 2012 23% Est. Share 2022 +7% Share Gain ‘12 – ‘22 13% 10 Yr Adj. EBIT CAGR 26% 10 Yr Adj. EBIT Margin

8 AUGUST 2023 Q1 FY24 Financial Results

Page 11 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S STRONG GLOBAL RESULTS IN Q1 $252.3M$174.5M$954.3M 29.2% Global Net Sales -5% vs. pcp +13% vs. pcp Global Adjusted Net Income Record Global Adj. EBITDA% +430 bps vs. pcp Operating Cash Flow +64% vs. pcp

JAMES HARDIE Q1 FY24 RESULTS

GLOBAL ADJUSTED NET INCOME


US$ Millions
190
180
170
160
150
140
130
120
110
100
154.3
19.9
10.0
0.5
0.1
-7.5
1.1
-0.7
-2.2
174.5
Q1 FY23
North America Segment¹
APAC Segment²
Europe Segment²
R&D Segment¹
General Corporate Costs¹
Adj. Interest/ Other¹
Impact of Change in AETR³
Impact of Change in FX Rates⁴
Q1 FY24

Adjusted Net Income of US$174.5 million increased US$20.2 million versus prior corresponding period

- North America and APAC EBIT growth contributed US$29.9 million
- Increased General Corporate Costs lowered Adjusted Net Income by US$7.5 million, primarily due to higher stock-based compensation expenses
- Adjusted Effective Tax Rate was 22.9 percent and is our best estimate of the full year FY24 tax rate

1. Calculated as the change in EBIT for the relevant segment/line item, net of the impact of taxes at current year Adjusted Effective Tax Rate (AETR) of 22.9%.
2. Calculated as the change in EBIT for APAC and Europe adjusted for impact of the change in foreign exchange rates versus pcp and net of the impact of taxes at current year AETR of 22.9%.
3. Calculated as the impact of the increase in AETR vs. pcp multiplied by current year Adjusted income before income taxes.
4. Calculated as the combined impact on APAC and Europe EBIT of the change in foreign exchange rates versus pcp.

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JAMES HARDIE Q1 FY24 RESULTS

NORTH AMERICA SUMMARY

	Q1 FY24
Sales Volume	**747.8** mmsf -9%
Average Net Sales Price	**US$923** /msf +3%
Net Sales	**US$694.8** M -6%
EBIT	**US$217.6** M +13%
EBIT Margin	**31.3** % +5.4 pts
EBITDA Margin	**36.0** % +6.0 pts

All changes presented are versus prior corresponding period

Net Sales of US$694.8 Million

- Volume down 9% driven by reduced housing market activity
- Average Net Sales Price up 3%

EBIT of US$217.6 Million, up US$25.8 Million

- Higher Average Net Sales Price
- Lower Freight Costs
- Partially offset by a 76 mmsf decrease in volume

EBIT Margin of 31.3%

Record EBIT and EBIT Margin

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JAMES HARDIE Q1 FY24 RESULTS

APAC SUMMARY

	Q1 FY24
Sales Volume	**138.4** mmsf -8%
Average Net Sales Price	**A$1,358** /msf +12%
Net Sales	**A$209.7** M +5%
EBIT	**A$69.5** M +35%
EBIT Margin	**33.1** % +7.5 pts
EBITDA Margin	**36.1** % +8.3 pts

All changes presented are versus prior corresponding period

Net Sales of A$209.7 Million

- Average Net Sales Price up 12%
- Volume down 8%

EBIT of A$69.5 Million, up 35% and A$18.2 million vs pcp

- Higher Net Sales
- Relatively flat cost of goods sold per unit
- Lower SG&A

EBIT Margin of 33.1%

Record Net Sales, EBIT and EBIT Margin

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Page 15 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S EUROPE SUMMARY Managed Decisively to Deliver Q1 EBIT Margin of 9.8% Net Sales of €109.7 Million • Average Net Sales Price up 22% • Volume down 18% EBIT down 5% to €10.8 Million • Relatively flat Net Sales • Higher input and production costs • Increase investment in growth initiatives EBIT Margin of 9.8%, in-line with pcp Q1 FY24 Sales Volume 187.0 mmsf -18% Average Net Sales Price €478 /msf +22% Net Sales €109.7 M -1% EBIT €10.8 M -5% EBIT Margin 9.8% -0.5 pts EBITDA Margin 15.7% -0.2 pts All changes presented are versus prior corresponding period

JAMES HARDIE Q1 FY24 RESULTS

LIQUIDITY, CASH FLOW, CAPITAL ALLOCATION & CAPITAL EXPENDITURE

Liquidity

- US$580.7 million of liquidity at 30 June 2023
- 0.85x leverage ratio at 30 June 2023
- Strong liquidity position to navigate current market conditions

Capital Allocation

Framework

- Invest in Organic Growth
- Maintain Flexible Balance Sheet
- Deploy Excess Capital to Shareholders

Share Buy-Back

- Purchased 5.8 million shares for total consideration of US$127.4 million through Q1 FY24

Cash Flow

- Q1 FY24 Operating Cash Flow of US$252.3 million
- Working Capital reduced by US$51.8 million
- FY24 AICF payments of A$137.5 million

Capital Expenditure

- Q1 FY24 total Capital Expenditures of US$125.6 million
- Expect FY24 total capital expenditures of approximately US$550 million
- Cancellation of greenfield in Australia

Flexible Balance Sheet with Strong Cashflow & Liquidity

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JAMES HARDIE Q1 FY24 RESULTS

REFINED APPROACH TO APAC CAPACITY

- Creation of central capital/engineering team
- Existing capacity potential increased by HMOS
- Announced Rosehill pilot plant cancellation in May
- Brownfield Expansion > Greenfield Expansion
- Pilot Plant cancellation enables ability to add brownfield capacity
- Additional brownfield opportunities identified in Carole Park
- Decision made to cancel Greenfield Expansion in Truganina, Australia

- No change in ability to meet share gain goals for ANZ business for 15+ years
- Better use of capital dollars
  - A$400+ million greenfield project cancelled
  - Brownfield expansion in APAC can be executed over longer time horizon

Decisive Management to Improve ROCE While Meeting Share Gain Objectives

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Outlook and Guidance 8 AUGUST 2023

JAMES HARDIE Q1 FY24 RESULTS

FY24 MARKET OUTLOOK: NORTH AMERICA[1]

	External Range		Change vs External Data Provider Average Presented 16 May 2023
US Single Family New Construction Calendar 2023 Growth Outlook[2]	0% to -21%	Average: -12%	+5%
US Multi Family New Construction Calendar 2023 Growth Outlook[3]	-6% to -25%	Average: -12%	+4%
US Repair & Remodel Calendar 2023 Growth Outlook[4]	-8% to -17%	Average: -12%	-1%

JHX US Total Addressable Market (Blended External Range): -5% to -18%; Average: -12%

Improved Market Outlook

1. Data is from the same set of data providers as our May results briefing and has been updated for their most recent estimates
2. Average of 8 data providers and the range of their growth forecasts of Single-Family New Construction for Calendar 2023 as of 3 August 2023.
3. Average of 8 data providers and the range of their growth forecasts of Multi-Family New Construction for Calendar 2023 as of 3 August 2023.
4. Average of 3 data providers and the range of their growth forecasts/estimates for Calendar 2023 as of 3 August 2023.

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JAMES HARDIE Q1 FY24 RESULTS

NORTH AMERICA – FY24 QUARTERLY VOLUME SENSITIVITY

Quarterly Volume Scenarios	600 mmsf	650 mmsf	700 mmsf	750 mmsf
Estimated Quarterly EBIT Margin (%)	25 – 27%	26 – 28%	28 – 30%	30 – 32%

Given the uncertain nature of the US housing market, we have modeled our expected quarterly EBIT margin outcomes at a variety of quarterly volume scenarios. This sensitivity analysis assumes our current range of expectations on average net sales price, raw material costs, freight rates and assumes we continue to invest in growth as currently planned.

These volumes are simply to provide context to our EBIT Margin sensitivity to volume, in North America, and do not represent volume guidance for any quarter in Fiscal Year 2024.

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Page 21 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S GUIDANCE: Q2 FISCAL YEAR 2024 Adjusted Net Income US$ 170 – 190 million North America Volume 740 – 770 million standard feet North America EBIT Margin 30% - 32% Positioned for a Strong Second Quarter

JAMES HARDIE Q1 FY24 RESULTS

JAMES HARDIE – A GLOBAL GROWTH COMPANY

- Strong Growth Opportunities
- Brand of Choice
- Innovation Pipeline
- Integrated Localized Supply Chain
- Multi-Segment Focus
- Experienced Management Team
- Strong Balance Sheet & Cash Generation
- Attractive Returns
- Premium Products and Services
- Responsible Corporate Citizen

Global Net Sales
10 Year CAGR[1]
11%

Global Operating Cash Flow
3 Year Avg FY23 vs FY13[2]
3x

Global Adj. ROCE
Avg. FY19-FY23
40%

Global Adj. Net Income
10 Year CAGR[1]
16%

Homeowner Focused, Customer and Contractor Driven™

1. CAGR for the time period FY13 to FY23
2. Comparison of average Global Operating Cash Flow FY21-FY23 and FY11-FY13

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Questions 8 AUGUST 2023

Appendix 8 AUGUST 2023

JAMES HARDIE Q1 FY24 RESULTS

NON-GAAP FINANCIAL MEASURES

This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management's Analysis of Results, Media Release and Condensed Consolidated Financial Statements

Financial Measures – GAAP Equivalents

This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales

Definitions

ASP – Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold

Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

ROCE - Return on Capital Employed; calculated as Adjusted EBIT / Adjusted Gross Capital Employed

AICF – Asbestos Injuries Compensation Fund Ltd

mmsf – sales volume in million square feet, where a square foot is defined as a standard square foot of 5/16" thickness msf – sales volume in thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness

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Page 26 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S NON-GAAP FINANCIAL MEASURES

Page 27 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S NON-GAAP FINANCIAL MEASURES

Page 28 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S US$ Millions FY24 FY23 Interest, net 5.8$ 8.8$ AICF interest income, net (2.3) (0.2) Adjusted interest, net 8.1$ 9.0$ Adjusted interest, net Three Months Ended 30 June NON-GAAP FINANCIAL MEASURES

Page 29 J A M E S H A R D I E Q 1 F Y 2 4 R E S U L T S Adjusted diluted earnings per share FY24 FY23 Adjusted net income (US$ Millions) 174.5$ 154.3$ Weighted average common shares outstanding - Diluted (millions) 442.8 445.9 Adjusted diluted earnings per share 0.39$ 0.35$ Three Months Ended 30 June NON-GAAP FINANCIAL MEASURES

8 AUGUST 2023 Q1 FY24 Management Presentation